Exhibit 99.10

Archer announces a new organizational structure and adds senior positions to its North American management team

03|01|2012
Hamilton, Bermuda (January 3, 2012)

Archer announces a new organization centered on four geographic and strategic areas to better align with its customers, drive operational performance and create synergies. Effective immediately Archer will be organized as follows:

North America (NAM) headquartered in Houston and led by Ronney Coleman, who joins Archer following a year with Select Energy Services were he served as Chief Operating Officer and a 33 year career at BJ Services where he established himself as a leader in the oil and gas industry.  Mr. Coleman joined BJ Services in 1977 and over the course of his career, he served in various capacities, beginning as an equipment operator and culminating as the Vice President for North America Pressure Pumping Services from 2007 to May 2010.

Archer also welcomes Sam Daniel as President of its Pressure Pumping division and Robert Hoskins as President of Manufacturing, Supply Chain, and Facilities.   Mr. Daniel comes to Archer after 33 years at BJ Services and Baker Hughes where he served as Vice President Operations for US Land.  Mr. Hoskins joins Archer after 27 years with BJ Services and Baker Hughes where he served as Vice President Global Assets.

North Sea (NRS) headquartered in Stavanger and led by Kjetil Bjornson, who was previously Vice President of Archer's Platform Drilling & Engineering Division.

Latin America (LAM) headquartered in Buenos Aires and led by Thorleif Egeli.

Emerging Markets & Technologies (EMT) headquartered in Stavanger and led by Olivier Muller, who worked previously as Chief Executive Offer of C6 Technologies AS, a joint venture between Archer and IKM.  Previously, Mr. Muller spent 18 years with Schlumberger serving in a range of positions across Europe and Africa.  He later served as Vice President and General Manager of Areva's mining business in Niger, Africa.

This new organization will be reflected in Archer's financial reporting starting with the first quarter 2012 results.

Fredrik Halvorson said: "These strong additions to the Company's North America leadership team will build credibility with customers of our Pressure Pumping business and the new organization will get things done"

Contacts:

Christoph Bausch, CFO & EVP - Archer Management Limited, +44 207 5901599

Lars Bethuelsen, SVP Investor Relations - Archer Management AS, +47 51 30 80 00

Archer is listed on the Oslo Stock Exchange with ticker symbol ARCHER and found on the web at http://www.archerwell.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)